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June 29, 2012

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Pradip Bhaumik
Special Counsel
Office of Global Security Risk

Re:	TORM A/S
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 0-49650
Response Letter Dated June 8, 2012

Dear Mr. Bhaumik:

TORM A/S (the "Company") filed its annual report on Form 20-F for the fiscal year ended December 31, 2011 (the "Annual Report") with the Securities and Exchange Commission (the "SEC") on April 30, 2012.  By letter dated May 25, 2012 (the "Initial Comment Letter"), the staff of the SEC (the "Staff") provided comments to the Annual Report.  By letter dated June 8, 2012, the Company responded to the Staff's comments contained in the Initial Comment Letter.  By letter dated June 15, 2012 (the "Comment Letter"), the Staff provided an additional comment to the Annual Report.

This letter responds to the Staff's comment set forth in the Comment Letter, the text of which is reproduced below in bold.

General

1.
You state in your response to comment 4 in our letter dated May 25, 2012 that you are required to pay port fees in order to meet your obligations under charters for vessels. However, you also state that your vessels calling on ports in Cuba, Iran, Sudan, and Syria did so at the direction of unaffiliated third-party charterers, and that you have no knowledge of, or control over, payments made by those charterers to authorities in the referenced countries. Please tell us whether in the period since your letter to us dated September 9, 2009, there have been instances in which you, and not your charterers, have made any payments of port and/or other fees to authorities in the referenced countries. If so, tell us the types of charters pursuant to which you paid such fees, all categories of fees you paid, and the dollar amounts of the fees you paid to each of Cuba, Iran, Sudan, and Syria.

Securities and Exchange Commission
June 29, 2012

The Company advises the Staff that it is only required to pay port fees for vessels under voyage charters.  Under time charters, the time charterer bears all port fees.  During the period from September 9, 2009 through and including the date hereof, the Company paid port fees of $1,509,224 to port agencies in the referenced countries in connection with its vessels calling on ports in those countries under voyage charters.  The Company does not know what percentage of this amount, if any, was paid to the authorities in the referenced countries.  No other category of fees was paid by the Company.

Set forth in the table below is a breakdown by country of the port fees paid by the Company during the period from September 9, 2009 through and including the date hereof.

Country	Port fees
Cuba	$425,421
Iran	$754,006
Sudan	$252,814
Syria	$76,983
Total	$1,509,224

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, or Keith Billotti at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

SK 03810 0001 1301563